SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 19, 2002

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

TABLE OF CONTENTS

Item

1.	Press release titled, “Repsol YPF Will Pay an Interim Dividend of €0.15 Per Share Against the 2002 Financial Year” dated December 18, 2002.

ITEM 1

Madrid, 18 December 2002
Number of pages: 1

REPSOL YPF WILL PAY AN INTERIM DIVIDEND OF €0.15 PER SHARE
AGAINST THE 2002 FINANCIAL YEAR

The Board of Directors of Repsol YPF has approved a payment of a gross interim dividend of 0.15 euros per share against the 2002 financial year.

This decision is coherent with the rigorous financial policy set in place by the Company. It is the company’s priority to reinforce the strengthening of its financial structure despite expectations of economic recovery in Argentina.

During the first nine months of 2002, Repsol YPF strengthened its financial structure by cutting net debt to Eu8,739 million, against the figure of Eu16,555 million at the beginning of the year and has increased its results by 5.1% up to Eu1,763 million.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: December 19, 2002	By:	/s/ Carmelo de las Morenas
	Name:	Carmelo de las Morenas
	Title:	Chief Financial Officer